P.E. 2/1/02

333-13526

1-

02013426

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1- HOLMES FINANCING (No 4) PLC
2- HOLMES FUNDING LIMITED -2
3- HOLMES TRUSTEES LIMITED -63

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	33,245	38,852
Interest receivable - Cash deposits	-	-
	33,245	38,852
Interest payable - Notes	(33,245)	(38,852)
Interest payable		-
	(33,245)	(38,852)
Net operating income	-	-
Other income	42	43
Operating expenses	(42)	(43)
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Loans to Funding		2,717,000
Current assets		
Cash at bank	13	
	13	
Creditors: Amounts falling due within one year		
Taxation	-	
	-	
Net current assets		13
Total assets less current liabilities		2,717,013
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,717,000)
Net assets		13
Capital and reserves		
Share capital		13
Reserves		-
		13

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA		AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3			Aa3
S&P current rating	AA	AA	AA			AA
Fitch Ratings current rating	AA	AA	AA			AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2			Baa2
S&P current rating	BBB	BBB	BBB			BBB
Fitch Ratings current rating	BBB	BBB	BBB			BBB

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
Moody's current rating			Ba2	Ba2	Ba2	
S&P current rating			BB-	BB	BB	
Fitch Ratings current rating			BB	BB	BB	

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
	$	€	£	$		CHF
Initial note balance	1,050,000,000	800,000,000	550,000,000	410,000,000		350,000,000
Previous quarter's note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		350,000,000
Note redemptions	-	-	-	-		-
Outstanding note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		350,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
	$	€	$			€
Initial note balance	36,500,000	35,800,000	34,500,000			11,000,000
Previous quarter's note principal	36,500,000	35,800,000	34,500,000			11,000,000
Note redemptions	-	-	-			-
Outstanding note principal	36,500,000	35,800,000	34,500,000			11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
	$	€	$			$
Initial note balance	54,500,000	53,800,000	49,500,000			19,000,000
Previous quarter's note principal	54,500,000	53,800,000	49,500,000			19,000,000
Note redemptions	-	-	-			-
Outstanding note principal	54,500,000	53,800,000	49,500,000			19,000,000

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
			€	€	$	
Initial note balance			30,000,000	27,000,000	5,000,000	
Previous quarter's note principal			30,000,000	27,000,000	5,000,000	
Note redemptions			-	-	-	
Outstanding note principal			30,000,000	27,000,000	5,000,000	

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Note interest margins	19	N/A	23	23		N/A
Step up dates	16/07/2003	16/07/2006	16/07/2006	16/07/2004		16/07/2006
Step up margins	38	48	46	46		36

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Note interest margins	34	40	44			43
Step up dates	16/07/2004	16/07/2006	16/07/2006			16/07/2006
Step up margins	78	80	88			88

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Note interest margins	128	145	130			150
Step up dates	16/07/2004	16/07/2006	16/07/2006			16/07/2006
Step up margins	220	245	230			250

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
Note interest margins			475	450	450	
Step up dates			16/07/2006	16/07/2006	16/07/2006	
Step up margins			575	550	550	

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	16/04/2002

Liquidity facility limit	£ 25,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£ 25,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	248,855	179,789
Interest receivable - Cash Deposits	2,554	2,380
	251,409	182,169
Interest payable - Mortgages	(248,855)	(179,789)
Interest payable - Cash Deposits	(2,554)	(2,380)
	(251,409)	(182,169)
Net operating income	-	-
Fees receivable	2,022	1,630
Fees payable	(2,022)	(1,630)
Operating expenses	(3,146)	(2,697)
Provision charges	(2,278)	(83)
Other income	5,424	2,780
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable		
Cash at bank	459	
Other debtors	144,110	
	-	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller		
Amounts due to Funding	(137,389)	
Sundry creditors	(7,165)	
	(15)	
	(144,569)	
Net current assets		-
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		-
Capital and reserves		
Share capital (£2)		-
Reserves		-
		-

Holmes Funding Limited
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	155,270	138,785
Interest receivable - Cash Deposits	2,123	2,237
	157,393	141,022
Interest payable - Inter-company loans	(134,365)	(132,453)
Interest payable - Start up loans	(776)	(732)
	(135,141)	(133,185)
Net operating income	22,252	7,837
Other Income	3,220	3,180
Operating expenses	(5,985)	(4,740)
Deferred consideration	(20,134)	(6,974)
Profit/(loss) on ordinary activities before taxation	(647)	(697)
Taxation	(5)	(4)
Profit/(loss) on ordinary activities after taxation	(652)	(701)
Dividend	-	-
Retained profit/(loss) brought forward	(2,225)	(1,524)
Retained profit/(loss) carried forward	(2,877)	(2,225)

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		11,969,990
Current assets		
Amounts owed by Trustee	7,165	
Deferred expenditure (costs of securing)	27,157	
Cash at bank:		
Reserve funding	129,075	
Transaction account	696	
Funding GIC account	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	72,641	
Interest payable accrual	2,966	
Sundry creditors	905	
Taxation	19	
	76,531	
Net current assets		106,999
Total assets less current liabilities		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,877)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

		£'000	£'000
Balance on cash accumulation ledger		Nil	
Available credit enhancement			
Reserve fund at closing		13,500	
Initial closing reserve funds		127,076	
Drawings to make bullet repayment		-	
Other drawings		-	
Transfers from revenue receipts		1,999	
Closing reserve balance	-	129,075	
Target reserve funds		185,000	
Principal deficiency ledger		AAA	BBB
Opening PDL balance		Nil	Nil
Losses this quarter		-	-
PDL top up from revenue income		-	-
Closing PDL balance	Nil	Nil	Nil
Start up loan outstanding			
Initial balance		26,250	
Initial closing outstanding		13,000	
Second start up loan		13,250	
Third start up loan		17,500	
Fourth start up loan		7,500	
Fifth start up loan		5,100	
Accrued interest		-	
Repayments made		-	
Closing balance	-	56,350	
Liquidity facility			
Liquidity facility limit		25,000	
Liquidity facility drawn		-	
Liquidity facility available		25,000	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated 6th February, 2002

By ____________________

P J Lott (Authorised Signatory)